FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

Date 23 October 2007	By
	Name: Title:	J Nicholls Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 30 September 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (03 September 2007)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (18 September 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (04 September 2007)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (19 September 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (05 September 2007)	Mr RM Malcolm informs the Company of his beneficial interests. (20 September 2006)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (06 September 2007)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (20 September 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (07 September 2007)	Company announces directorate change. (21 September 2007)

Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 September 2007)
Mr WS Shanahan informs the Company of his beneficial interests. (21 September 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (10 September 2007)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (21 September 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (10 September 2007)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (24 September 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (11 September 2007)	Mr PS Walsh informs the Company of his beneficial interests. (26 September 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (12 September 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (26 September 2007)

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (12 September 2007)	Company announces amendment to announcement on 25 September 2007 in relation to purchase of own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans.
(27 September 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (14 September 2007)	Company announces directorships and shareholding of Mr P Scott in accordance with the UK Listing Rules. (27 September 2007)

Announcement	Announcement
Company announces that the Annual Report and Annual Review have been lodged with the UK Listing Authority. (17 September 2007)	Company announces publication of prospectus. (27 September 2007)

Announcement	Announcement
Company announces that the 20F has been filed with the SEC. (17 September 2007)	Mr G Williams informs the Company of his beneficial interests. (28 September 2007)

Announcement	Announcement
Company cancels shares held in treasury. (18 September 2007)	Company announces total voting rights. (28 September 2007)

Announcement
Company notified of transactions in respect of the Diageo Senior Executive Share Option Plan, the Total Shareholder Return Plan and the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(18 September 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 03-Sep-07
Number	2145D
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 1,051.03 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:37 04-Sep-07
Number	2905D
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 1,050.26 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:34 05-Sep-07
Number	3805D
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 350,000 ordinary shares at a price of 1,056.89 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 06-Sep-07
Number	4489D
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 1,052.32 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 07-Sep-07
Number	5323D
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 1,061.07 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:10 10-Sep-07
Number	PRNUK-1009

TO: Regulatory Information Service
     PR Newswire
RE:       PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
1.	it received notification on 10 September 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 September 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 September 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary
Shares were awarded at a price per share of £10.51.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	360,542

P S Walsh	637,887

Name of PDMR	Number of Ordinary Shares
S Fletcher	132,907

J Grover	171,059

A Morgan	131,505

G Williams	208,563 (of which 5,684 are held in the form of ADS*)
3. it received notification on 10 September 2007 from Lord Blyth, a director of the Company, that he has purchased 993 Ordinary Shares on 10 September 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £10.51.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 147,552.
4. it received notification on 10 September 2007 from Todd Stitzer, a director of the Company, that he has purchased 94 Ordinary Shares on 10 September 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.51.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,497.
10 September 2007

*	1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:13 10-Sep-07
Number	PRNUK-1009

TO: Regulatory Information Service
     PR Newswire
RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 5,399 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,204,862 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,624,518,261.
10 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 10-Sep-07
Number	6055D
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 1,043.75 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 11-Sep-07
Number	6874D

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 350,000 ordinary shares at a price of 1,052.75 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:16 12-Sep-07
Number	PRNUK-1209
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 7 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,204,855 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,623,718,268.
12 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:15 12-Sep-07
Number	7766D
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 350,000 ordinary shares at a price of 1,044.60 pence per share. END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:32 14-Sep-07
Number	PRNUK-1409
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 15,460 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.

Following this release, the Company holds 280,189,395 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,623,383,728.
14 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	16:06 17-Sep-07
Number	PRNUK-1709
TO: Regulatory Information Service
     PR Newswire
RE: CHAPTER 9 PARAGRAPH 9.6.1 OF
     THE LISTING RULES
     and
     PARAGRAPH 6.1.2 OF THE DISCLOSURE AND TRANSPARENCY RULES
Diageo plc (the ‘Company’) announces that in accordance with paragraph 9.6.1 of the Listing Rules, two original copies of the Annual Report and Annual Review for the year ended 30 June 2007 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility, together with the following documents:

*	Notice of 2007 Annual General Meeting

*	Form of Proxy/Letter of Direction and Electronic Communications card

*	Corporate Citizenship Report 2007 request card; and for holders of the Company’s American Depositary Shares:

*	Reconciliation to US GAAP statement

*	Annual Report/Annual Review 2007 request card
Shareholder documents can be accessed on the Company’s website, at www.diageo.com
The Company further announces that in accordance with paragraph 6.1.2 of the Disclosure and Transparency Rules, two copies of its Articles of Association showing the amendments to be proposed at the Company’s forthcoming Annual General Meeting on 16 October 2007 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.
17 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	20-F Filing
Released	16:20 17-Sep-07
Number	9810D

17 September 2007
Diageo files Annual Report for the year ending 30 June 2007 with US Securities and Exchange
Commission
Diageo, the world’s leading premium drinks business, announced today that it has filed its annual report for the fiscal year ending 30 June 2007 via Form 20-F with the United States Securities and Exchange Commission (SEC).
Diageo’s Form 20-F filing is available on Diageo’s website at www.diageo.com or at the SEC’s website at www.sec.gov.
Shareholders may also receive a hard copy of the complete audited financial statements free of charge upon request.
-Ends-
For further information:
Diageo media enquiries to:
Isabelle Thomas
+44 (0) 20 7927 5967
media@diageo.com

Diageo investor relations enquiries to:
Darren Jones
+44 (0) 20 7927 4223
Investor.rel@diageo.com

Hard copies of Form 20-F to:
CMM Burnham International
Link 20, Bellingham Way, New Hythe
Kent ME20 6SP, United Kingdom
+44 (0) 1622 794703

Notes to editor:
Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. Diageo’s brands include Smirnoff, Johnnie Walker, Guinness, Baileys, J&B, Captain Morgan, José Cuervo, Tanqueray, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines, and Bushmills Irish whiskey. Trading in over 180 markets around the world, Diageo is a global company listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information, please visit www.diageo.com.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:31 18-Sep-07
Number	PRNUK-1809

TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it cancelled 10,000,000 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) held in treasury.
Following this cancellation, the Company holds 270,189,395 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,623,383,728.
18 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:37 18-Sep-07
Number	PRNUK-1809
TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that today:
1) the directors shown below were granted the following options over the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) under the Company’s Senior Executive Share Option Plan (the ‘SESOP’), approved by shareholders on 9 November 1999:

Name of Director	No. of Ordinary Shares
N C Rose	226,569

P S Walsh	392,483
2) the Persons Discharging Managerial Responsibilities (‘PDMR’) shown below were granted the following options over Ordinary Shares or American Depositary Shares (‘ADS’) under the SESOP:

Name of PDMR	No. of Ordinary Shares
S Fletcher	99,904

J Grover	81,351

A Morgan	110,608

J Pollaers	80,413

G Williams	89,914

No. of ADS*

R Malcolm	24,843

I Menezes	40,813

T Proctor	30,832

Each option was granted at a price of £10.51 per Ordinary Share (or $84.53 per ADS) and is exercisable between 18 September 2010 and 17 September 2017, subject to the satisfaction of performance criteria.
3) the directors shown below acquired an interest in Ordinary Shares in the form of awards under the Company’s Long Term Incentive Plan, known as the Total Shareholder Return plan (the ‘TSR Plan’), approved by shareholders on 11 August 1998, as follows:

Name of Director	No. of Ordinary Shares
N C Rose	191,843

P S Walsh	415,407
4) the PDMRs shown below acquired an interest in Ordinary Shares or ADSs in the form of awards under the TSR Plan, as follows:

Name of PDMR	No. of Ordinary Shares
S Fletcher	95,166

J Grover	77,492

A Morgan	105,362

J Pollaers	80,169

G Williams	85,649

No. of ADS*

R Malcolm	21,783

I Menezes	35,787

T Proctor	27,035

The numbers shown above for each director and PDMR is the maximum number of shares which could be transferred upon achieving top performance (1st or 2nd position) by reference to Diageo’s seventeen company peer group used in the performance test for the 2007 awards under the TSR Plan. At position 9 within the TSR peer group 23.3% of the above shares would be transferred.
The performance period commenced on 1 July 2007 and, subject to the rules of the TSR Plan and depending on Diageo’s TSR performance relative to its peer groups, the awards will be released in September 2010.
5) the directors and PDMRs shown below, together with other eligible employees, were today awarded Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary Shares
N C Rose	285

P S Walsh	285

Name of PDMR

S Fletcher	285

J Grover	285

A Morgan	285

G Williams	285
The Ordinary Shares were awarded at no cost to Plan participants (‘Freeshares’), to a value based on a percentage of the participant’s salary on 30 June 2007 and the Company’s profits for the financial year ended 30 June 2007, subject to a maximum per Plan participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.
As a result of the above, the directors’ and PDMRs’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of Diageo group employee share trusts) are as follows:

Name of Director	No. of Ordinary Shares
N C Rose	360,827

P S Walsh	638,172

Name of PDMR

S Fletcher	133,192

J Grover	171,344

I Menezes	271,094*

A Morgan	131,790

J Pollaers	39,904

G Williams	208,848**

No. of ADS

R Malcolm	20,000

T Proctor	27,464

**	of which 178,096 are held in the form of ADS.

**	of which 5,684 are held in the form of ADS.
1 ADS is the equivalent of 4 Ordinary Shares.
18 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 18-Sep-07
Number	0681E
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,000,000 ordinary shares at a price of 1056.97 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 271,189,395 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,622,383,728.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 19-Sep-07
Number	1409E
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 2,350,000 ordinary shares at a price of 1,078.04 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 273,539,395 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,620,033,728.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:18 20-Sep-07
Number	PRNUK-2009
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and
Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 19 September 2007, that Mr RM Malcolm, a Person Discharging Managerial Responsibilities, had exercised options on 18 September 2007 over American Depositary Shares (‘ADS’) in the Company under the Company’s Senior Executive Share Option Plan, as follows:

Grant Date	No of ADSs granted	Grant price per ADS
13 September 2000	271	$33.27

12 September 2001	38,228	$41.20

11 September 2002	35,621	$47.31
Mr Malcolm subsequently sold 72,270 ADSs, on 18 September 2007, at a price per ADS of $85.64.
Mr Malcolm retains beneficial ownership of the balance of 1,850 ADSs.
As a result of the above, Mr Malcolm’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 21,850.

1 ADS is the equivalent of 4 Ordinary Shares of 28 101/108 pence in the Company.
20 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 20-Sep-07
Number	2306E
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 875,000 ordinary shares at a price of 1,071.04 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 274,414,395 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,619,158,728.

END

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	07:02 21-Sep-07
Number	2409E

DIAGEO ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS
The Board of Diageo plc has today announced changes to its Board of directors.   Jonathan Symonds has served one term as a non-executive director of Diageo, having been appointed in May 2004, and retires by rotation at the company’s AGM on 16 October 2007. Having assumed a new external role he will not seek a further term on the Board. Mr Symonds will retire as chairman of Diageo’s Audit Committee on 21 September 2007 to comply with US audit committee independence standards as he assumes his new external role.
Philip Scott, Group Finance Director of Aviva plc, will be appointed to the Diageo Board, effective 17 October 2007. He will be appointed chairman of the Audit Committee and a member of the Nomination Committee and Remuneration Committee.
Paul Walker, a non-executive director who has served on the Board for five years, is appointed chairman of the Audit Committee for the interim period (from 22 September to 16 October 2007).
Commenting on these Board changes, Lord Blyth said:
“We will be sorry to lose Jon, who has made a major contribution to the Board, especially as chairman of the Audit Committee.
I am delighted to welcome Philip to the Diageo Board. During his long career at Aviva, Philip has been responsible for the strategic development of its businesses in North America and Asia Pacific, in particular creating new operations in China and India. His experience will further enhance our Board.”
ENDS

For further information:
Diageo media enquiries to:
Isabelle Thomas	media@diageo.com	+44 (0) 20 7927 5967

Diageo investor relations enquiries to:
Darren Jones	Investor.rel@diageo.com	+44 (0) 20 7927 4223
Aviva media enquiriesto:
Sue Winston, head of group media relations		+44 (0)20 7662 8221
Hayley Stimpson, director of group media relations			+44 (0)20 7662 7544
James Murgatroyd/Ed Simpkins, Finsbury		+44 (0)20 7251 3801

Notes to editor:
1. Philip Scott became group finance director of Aviva in July 2007. Philip is a board director of Aviva plc and non-executive chairman of Morley, Aviva’s fund management business. In his previous role as group executive director, Aviva international, Philip was responsible for the strategic development of Aviva’s businesses in North America and Asia-Pacific. Philip is a fellow of the Institute of Actuaries (FIA). He is a regular speaker at international conferences and a recognised authority on life and pensions issues. A full biography follows.
2. Diageo’s other non-executive directors are: Lord Hollick (Senior Independent Director and chairman of the Remuneration Committee), Laurence Danon, Dr Franz Humer (who will become Chairman of Diageo on 1 July 2008), Maria Lilja, William Shanahan, Todd Stitzer and Paul Walker. Executive members of the board are Paul Walsh (CEO), Nick Rose (CFO).
3. Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
4. Aviva is the leading provider of life and pensions to Europe with substantial positions in other markets around the world, making it the world’s fifth largest insurance group based on gross worldwide premiums at 31 December 2006. Aviva’s principal business activities are long-term savings, fund management and general insurance, with worldwide total sales of £41.5 billion and assets under management of £364 billion at 31 December 2006. The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:35 21-Sep-07
Number	PRNUK-2109
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 20 September 2007, that Mr WS Shanahan, a director, had on 19 September 2007:
(i) gifted 6,289 American Depositary Shares in the Company (‘ADS’) to his charitable foundation and
(ii) purchased 1,000 ADSs at a price per ADS of $85.74.
As a result of the above, Mr Shanahan’s interests in the Company’s ADSs (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 7,289.
1 ADS is the equivalent of 4 Ordinary Shares of 28 101/108 pence in the Company.
21 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 21-Sep-07
Number	3135E
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,900,000 ordinary shares at a price of 1,075.41 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 276,314,395 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,617,258,728.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 24-Sep-07
Number	3929E
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at a price of 1,071.95 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds total number 277,114,395 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,616,458,728.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:26 26-Sep-07
Number	PRNUK-2609
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 25 September 2007, that Mr PS Walsh, a director, had exercised the following options over Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Company’s Senior Executive Share Option Plan, on 25 September 2007:

Grant Date	No of Ordinary Shares	Grant price per granted Ordinary Share
12 September 2001	69,513	£6.87

11 March 2003	30,487	£6.15
Mr Walsh subsequently sold 95,000 Ordinary Shares, on 25 September 2007, at a price per share of £10.82.
Mr Walsh retains beneficial ownership of the balance of 5,000 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 643,172.

26 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:24 26-Sep-07
Number	PRNUK-2609
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 488 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 277,113,907 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,616,459,216.
26 September 2007
END

\

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:10 27-Sep-07
Number	5973E
Diageo plc – Transaction in Own Shares: Amendment   This announcement amends the announcement released on 25 September 2007 (RNS No 4744E).   Diageo plc (‘the Company’) announces that of the 1,211,817 ordinary shares purchased on 25 September 2007 at a price of 1072.48 pence per share through Credit Suisse Securities (Europe) Limited, 925,777 shares will be held in employee benefit trusts for the purpose of satisfying share awards made under the Company’s employee share plans and 286,040 shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following this amendment and subsequent transactions, the Company holds 277,399,947 ordinary shares as treasury shares and the total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,616,459,216.
26 September 2007

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Declaration
Released	13:18 27-Sep-07
Number	PRNUK-2709
TO: Regulatory Information Service
     PR Newswire

RE: PARAGRAPH 9.6.13 OF THE LISTING RULES
Diageo plc (the ‘Company’) announces the following in respect of Mr P Scott, who will be appointed a Director of the Company with effect from 17 October 2007 (as announced on 21 September 2007):
a: in respect of Listing Rules paragraph 9.6.13 (1), apart from his current position as Group Finance Director of Aviva plc, Mr Scott is currently a director of General Accident plc; and
b: in respect of Listing Rules paragraphs 9.6.13 (2) to (6), there are no such details to disclose.
27 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	15:19 27-Sep-07
Number	6483E
RNS Number:6483E
Diageo PLC
27 September 2007

Publication of Prospectus
Diageo plc today announces that, as part of the annual renewal of its European debt issuance facilities, the following prospectus has been approved by the United Kingdom Listing Authority and is available for viewing:
Programme for the Issuance of Debt Instruments of Diageo plc as Issuer and Guarantor, Diageo Finance plc as Issuer and Diageo Capital B.V. as Issuer.
To view the full document, please paste the following URL into the address bar of your browser.
www.rns-pdf.londonstockexchange.com/rns/6483e_-2007-9-27.pdf
For further information, please contact:

Sarah Paul	+44 (0) 20 7927 4326	investor.relations@diageo.com
Investor Relations

Isabelle Thomas	+44 (0) 20 7927 5967	media@diageo.com
Media Relations
The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.
DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:39 28-Sep-07
Number	PRNUK-2809
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 27 September 2007, that Mr G Williams, a Person Discharging Managerial Responsibilities, had exercised 98,454 options over Ordinary Shares of 28 101/ 108 pence each in the Company (‘Ordinary Shares’) granted on 11 October 2002 at a price per share of £7.59 under the Company’s Senior Executive Share Option

Plan, on 27 September 2007. Mr Williams subsequently sold 95,000 Ordinary Shares, on 27 September 2007, at a price per share of £10.84.
Mr Williams retains beneficial ownership of the balance of 3,454 Ordinary Shares.
As a result of the above, Mr Williams’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 212,302 (of which 5,684 are held in the form of American Depositary Shares (`ADS’)).
1 ADS is the equivalent of 4 Ordinary Shares.
28 September 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:27 28-Sep-07
Number	PRNUK-2809
TO: Regulatory Information Service
     PR Newswire
RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the ‘Company’) would like to notify the market of the following:

The Company’s issued capital consists of 2,893,573,123 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 277,399,947 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,616,173,176 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
28 September 2007
END